UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announces stock split

and listing of shares in the form of units

Mexico City, Mexico, January 31, 2019 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (the “Company” or “KOF”), the world’s largest public bottler of Coca-Cola products by sales volume, announces that it held an Extraordinary General Shareholders’ Meeting (the “Shareholders’ Meeting”) today, that resolved the following:

(i)	An eight-for-one stock split (the “Stock Split”) of each series of shares of the Company;
(ii)	The issuance of Series B ordinary shares with full voting rights;
(iii)

The creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange (“BMV”) and in the form of American depositary shares (ADSs) on the New York Stock Exchange (“NYSE”); and

(iv)	Amendments to the Company’s bylaws mainly to give effect to the matters approved in paragraphs (i), (ii), and (iii), described above.

“As part of a thorough and disciplined long-term planning process, and aware that the existing capital structure of Coca-Cola FEMSA has limited capacity to issue Series L shares, we proposed to our shareholders a stock split and the issuance of Series B shares to be listed together with Series L shares in the form of units, to allow the Company to increase its capacity to issue new equity, which may be used as consideration in future share-based acquisitions, as well as for general corporate purposes ”, said John Santa Maria Otazua, Coca-Cola FEMSA’s Chief Executive Officer. He added: “It’s important to stress that these adjustments do not change the percentage of ownership currently held by the Company’s shareholders; in addition, the Series B shares comprised in the units will provide additional voting rights to minority shareholders. We will continue to leverage on a disciplined approach to capital allocation and we feel confident that the listing of Series L shares and Series B shares in the form of units will help unlock value for our shareholders and position Coca-Cola FEMSA for new growth opportunities.”

Subject to the approval of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV), after giving effect to the Stock Split, KOF’s units (each representing 3 Series B shares and 5 Series L shares) will trade on the BMV, and KOF’s Series L shares will no longer trade individually on the BMV.  KOF’s units will trade on the NYSE in the form of ADSs (each representing 10 units).  The Series B shares will have full voting rights, while the Series L shares will continue to have limited voting rights.  Holders of Series L shares previously trading on the BMV will receive one unit in exchange for one Series L shares, and holders of ADSs trading on the NYSE will hold ADSs representing 10 units in lieu of 10 Series L shares.

Coca-Cola FEMSA announces stock split and listing of shares in the form of units January 31, 2019	Page 1

Prior to the Shareholders’ Meeting, KOF’s capital stock was divided as follows: 47.2% of Series A ordinary shares; 27.8% of Series D ordinary shares; and 25% of Series L shares with limited voting rights. Given the limitation under the Company’s current capital share structure to issue Series L shares with limited voting rights that represent more than 25% of KOF’s capital stock, the purpose of the Stock Split and specifically the issuance of Series B ordinary shares, is to increase KOF’s capacity to issue equity that may be used as consideration in future share-based acquisitions and for general corporate purposes.

The creation of units will allow the Series B shares and Series L shares to trade together, facilitating their trading and avoiding liquidity and price discrepancies that would otherwise arise if the shares were listed and traded separately.  ADSs will continue to be listed on the NYSE and will represent 10 units. The units may not be separated into Series B shares and Series L shares except with the required consent of the Series L and Series B shareholders, which consent may only be granted in a special shareholders meeting no earlier than five years after the Stock Split.

Upon the approval of the CNBV, as a result of the Stock Split, the Company’s shareholders will receive the following shares:

•	The Series A shareholders will receive 8 new Series A shares in exchange for each Series A share outstanding;
•	The Series D shareholders will receive 8 new Series D shares in exchange for each Series D share outstanding; and
•	The Series L shareholders will receive 5 new Series L shares (with limited voting rights) and 3 new Series B ordinary shares (with full voting rights) in exchange for each Series L share outstanding.

The Series A, Series D, and Series L shares outstanding prior to the Stock Split and exchanged for new shares of the relevant series will be canceled after giving effect to the Stock Split.

As a result, (i) the percentage of ownership held by the Company’s shareholders will not change, and (ii) the percentage of ordinary shares with full voting rights will be adjusted proportionally due to the issuance of the Series B shares, as set forth in the table below.

Coca-Cola FEMSA announces stock split and listing of shares in the form of units January 31, 2019	Page 2

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.223%	62.964%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.777%	37.036%
L	Public float	525,208,065	25.0%	0%
Total		2,100,832,262	100%	100%

Outstanding shares immediately after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.223%	55.968%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.777%	32.921%
B	Public float	1,575,624,195	9.375%	11.111%
L	Public float	2,626,040,325	15.625%	0%
Total		16,806,658,096	100%	100%

After obtaining the authorization from the CNBV, the Company will announce the record date and exchange date for all holders of Series L shares and the conversion date for all holders of ADSs. KOF expects that the announcement will happen in the first quarter of 2019.

Shareholders who hold their shares in book-entry form through a brokerage firm or financial institution in Mexico are not required to take any action given that the exchange of their shares will be done automatically through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

ADS holders are not required to take any action as the relevant Deposit Agreement and form of American depositary receipt (ADR) will be amended and restated by the Company and The Bank of New York Mellon, as depositary acting on behalf of holders of ADSs, to reflect the units represented by ADSs.  After the conversion date, holders of ADRs in certificated form may contact The Bank of New York Mellon to convert their old ADRs for new ADRs representing the units.

Coca-Cola FEMSA announces stock split and listing of shares in the form of units January 31, 2019	Page 3

About the company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF

Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 290 million consumers daily. With over 80 thousand employees, the company markets and sells approximately 3.4 billion unit cases through 2 million points of sale a year. Operating 48 manufacturing plants and 292 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx

•         Jorge Collazo | jorge.collazo@kof.com.mx

•         Maria Fernanda Garcia | maria.garciacr@kof.com.mx

Coca-Cola FEMSA announces stock split and listing of shares in the form of units January 31, 2019	Page 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: January 31, 2019